T-Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

3628

RECEIVED
2005 DEC 30 P 12:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

05013584

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2929
Date	December 10, 2005
Subject	T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- press release as of December 9 2005, regarding T-Online International AG, Supervisory board decides to appeal in the release proceedings

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

Enclosure

T-Online International AG
Address Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board Kai-Uwe Ricke (Chairman)

Press Release

T-Online supervisory board decides to appeal in the release proceedings

T-Online/Darmstadt, December 9, 2005 – In its meeting yesterday, the supervisory board of T-Online International AG passed a resolution to follow the management board's proposal and to file an immediate appeal with the Frankfurt am Main Higher Regional Court in the release proceedings. "Today we will file an appeal with the Frankfurt Higher Regional Court against the decision of the Darmstadt Regional Court", says Rainer Beaujean, CEO of T-Online International AG.

Already in its written reasons for the decision, the District Court specifically regarded the actions for avoidance as largely unfounded and only weighed up a few factors against the interests of T-Online and Deutsche Telekom. The appeal will state that all objections are unfounded and that significant economic interests of the company and its shareholders, which go beyond the cost synergies taken into account by the Darmstadt District Court, are at stake.

T-Online International AG
Corporate Communications

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, Fax (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/Contact: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**